Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following communication contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation and growth in security attacks, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities and lowered customer costs, post-closing integration of the businesses and product lines of Symantec and VERITAS, future stock prices, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this communication. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this communication.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the

SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a communication announcing the structure and senior leadership of the Lines of Business organization to be effective immediately after the close of the Symantec/VERITAS merger which was sent to VERITAS employees on February 28, 2005.

Dear colleagues,

I am pleased to announce the structure and the senior leadership of the Lines of Business organization to be effective immediately after the close of the Symantec/Veritas merger. Shortly following this announcement, the individual unit leaders will announce their respective teams and assignments.

•	Jeremy Burton will lead the Data Management business unit

•	Dieter Giesbrecht will lead the Application and Infrastructure Management business unit, comprised of the Enterprise Administration and the Application Performance Management organizations

•	Ajei Gopal will lead a newly formed business unit focused on Integration, Management Solutions and Alliances. His team will be formed from the combination of the Security Management products, Command Central Services, Engineering Services, Common Code, Localization and Documentation Services, the India, China and Japan labs, Customer Satisfaction and Alliances.

•	Kris Hagerman will lead the Storage and Server Management business unit

•	Enrique Salem will lead the Enterprise and Consumer Security business unit, comprised of the combined Gateway/Network, Client/Server and Consumer Security organizations

•	Art Wong will lead the Response and Managed Security Services business unit.

Please note that this organization has been designed with the objective in mind to minimize any impact to current, committed roadmaps and plans, and that as we learn more about the opportunities for synergy and for new solutions, we may adjust the team assignments further over time to capitalize on these ideas.

The teams are engaged in developing the first combined roadmaps and identifying initial product bundles and integration opportunities. I am very encouraged with the early results of this work and am looking forward to sharing these ideas with you when we can incorporate them into our plans.

Similarly, we will be adjusting our respective development processes and environments to optimize our ability to share tools, metrics, reporting and customer experience.

Each of the business units will name a technical leader who will represent their team in the dialogue with the CTO office on strategically important technical issues and standards.

It is important to note that the Data Management, Storage and Server Management, and Application and Infrastructure Management teams will perform their own Product Marketing activities. The others will rely on the Marketing team for this support.

I am delighted with the depth and professionalism of this management team, and am very excited about the power and potential of the combined Symantec and Veritas product organizations.

Best Regards,

John G. Schwarz
President